UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)

JetPay Corporation (Name of Subject Company)
JetPay Corporation (Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-1 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-2 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

477177109 (CUSIP Number of Class of Securities)

Gregory M. Krzemien Chief Financial Officer JetPay Corporation 7450 Tilghman Street, Suite 170 Allentown, PA 18106 Tel: (610) 797-9500

With copies to: James A. Lebovitz, Esq. Ian Hartman, Esq. Dechert LLP Cira Centre Philadelphia, PA Tel: (215) 994-4000 Fax: (215) 994-2222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by JetPay Corporation, a Delaware corporation (“JetPay” or the “Company”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on November 2, 2018 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase:

•	all of the issued and outstanding Company’s common stock, par value $0.001 per share (the “Common Shares”), at a purchase price of $5.05 per Common Share (the “Common Share Offer Price”);

•	all of the issued and outstanding Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”), at a price per Series A Preferred Share equal to the greater of (A) the Series A Liquidation Value of such Series A Preferred Share and (B) the amount of proceeds that the holder of such Series A Preferred Share would receive if such Series A Preferred Share was converted into Common Shares pursuant to the Series A Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion;

•	all of the issued and outstanding Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred Shares”), at a price per Series A-1 Preferred Share equal to the greater of (A) the Series A-1 Liquidation Value of such Series A-1 Preferred Share and (B) the amount of proceeds that the holder of such Series A-1 Preferred Share would receive if such Series A-1 Preferred Share was converted into Common Shares pursuant to the Series A-1 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion; and

•	all of the issued and outstanding Series A-2 Convertible Preferred Stock, par value $0.001 per share (the “Series A-2 Preferred Shares”), at a price per Series A-2 Preferred Share equal to the greater of (A) the Series A-2 Liquidation Value of such Series A-2 Preferred Share and (B) the amount of proceeds that the holder of such Series A-2 Preferred Share would receive if such Series A-2 Preferred Share was converted into Common Shares pursuant to the Series A-2 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2018 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as set forth below or in the first amendment to the Schedule 14D-9 filed with the SEC on November 16, 2018, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1)       On page 14 under the header “Background of the Merger Agreement; Reasons for the Recommendation ─ Background of the Merger Agreement,” inserting the following paragraph immediately prior to the final paragraph on such page:

“As FT Partners was contacting potential acquirers on a confidential basis, Dechert prepared a draft confidentiality agreement (the “Confidentiality Agreement”) that potential acquirers would be required to sign in order to engage in communications and due diligence with respect to a Potential Transaction. The form of Confidentiality Agreement, among other things and subject to certain exceptions, required potential acquirers to agree to preserve the confidentiality of any information about the Company received during discussions with FT Partners and the Company, to not solicit the Company’s management or employees for two years after the date the potential acquirer signed the Confidentiality Agreement, and to not make any proposal regarding a potential acquisition of the Company, other than a confidential proposal made at the request of the Board (a so-called “standstill” provision), for eighteen months after the date the potential acquirer signed the Confidentiality Agreement. The Confidentiality Agreement provided that notwithstanding such provision, potential acquirers could submit to the Company one or more offers, proposals or indications of interest related to a transaction that would violate the standstill provision so long as each submission is made to FT Partners or, in certain cases, the Special Committee on a confidential basis and in a manner that would not reasonably be expected to require public disclosure. Each potential acquirer in the process was required to sign a Confidentiality Agreement, though the exact terms of the Confidentiality Agreement were separately negotiated with each potential acquirer and differed from what was presented in the initial draft, particularly with regards to the duration of the non-solicitation provisions. However, the standstill provision in the Confidentiality Agreement, which, among other things, prohibited each participant in the process from making any public disclosure, or taking any action, including requesting a waiver or modification of any provision of the standstill provision, that could require the Company to make any public disclosure with regard to a proposed transaction, did not differ materially from what was presented in the initial draft of the Confidentiality Agreement, other than, in certain cases, removing the prohibition on requesting waivers of the standstill and varying the term of the standstill from eighteen months to twelve months. These provisions in the Confidentiality Agreement were intended to encourage the potential acquirers to put forth their highest offer in the transaction process being conducted by the Company.”

(2)       On page 26 under the header “Opinion of the Company’s Financial Advisor,” replacing the penultimate sentence prior to the subheader “Financial Analyses of the Company” with the following sentence:

“For purposes of the financial analyses described below, the term EBITDA means operating income (loss), before interest, taxes, depreciation, amortization of intangibles, and non-cash changes in the fair value of contingent consideration liability, and references to the Company’s adjusted EBITDA means EBITDA, as defined above, plus certain non-recurring items, including certain legal and professional costs for non-repetitive matters, legal settlements, non-cash stock compensation costs, and non-cash losses on the disposal of fixed assets. Financial data utilized for the Company in the financial analyses described below was based on public filings or financial forecasts and estimates of the Company’s management.”

(3)       On page 27 under the header “Opinion of the Company’s Financial Advisor ─ Financial Analyses of the Company ─ Discounted Cash Flow Analysis,” replacing the first sentence with the following sentence:

“FTP Securities performed a discounted cash flow analysis of the Company by calculating the estimated present value of the unlevered free cash flows (see the section entitled “Item 4.—The Solicitation or Recommendation—Certain Projections”) that the Company had forecasted to generate for the period from December 31, 2018 through December 31, 2023 based on management’s projections and terminal values ranging from $322.34 to $465.60 based on an exit multiple range of 9.0x to 13.0x applied to the Company’s estimated calendar year 2023 adjusted EBITDA.”

(4)       On page 27, inserting the following sentence and table immediately following the final sentence under the header “Opinion of the Company’s Financial Advisor ─ Financial Analyses of the Company ─ Selected Precedent Transactions”:

“The details for the selected transactions are as follows:”

Transaction	Transaction Size ($mm)		EV / LTM Adjusted EBITDA
CVC /Paysafe	$4,030		13.1x
Vantiv/WorldPay	9,836		19.7x
GTCR/Sage	260		5.8x(1)
First Data/Cardconnect	750		17.9x
TSYS/TransFirst	2,350		16.2x(2)
Global Payments/Heartland Payments	4,300		15.9x(3)
Vista Equity/Trans First	1,500		12.8x
Vantiv/Mercury Payments	1,650		17.8x
Cielo/Merchant e-Solutions	670		12.0x
Fifth Third/NPC	620		8.4x
Advent International/Bain Capital/RBS Worldpay	2,930	(4)	7.8x(5)
Mean			13.4x
Median			13.1

(1)	EBITDA figure retried from operating contribution of £34 million ($45 million) cited in Sage Press Release.

(2)	2015 Financials from Form 8-K filed by TSYS on March 9, 2016.

(3)	EBITDA includes add back of amortized acquisition costs.

(4)	Enterprise Value based on publicly available information; assumes earn-out is included in Enterprise Value and based on the Pound sterling / U.S. dollar spot rate of 1.45 as of announcement date.

(5)	EBITDA from publicly available information.

(5)       On page 29, replacing the first sentence of the second bullet under the header entitled “Opinion of the Company’s Financial Advisor ─ Additional Information” with the following:

"publicly available information, based on commercially available data provided by S&P Capital IQ, for the 148 selected merger and acquisition transactions with a target in the United States that had all-cash consideration, all stock consideration and those with a mix of cash and stock consideration with transaction values between $150 million and $500 million, based on values calculated by S&P Capital IQ, which were announced in the last five years to October 12, 2018 across all sectors, excluding financials, real estate and energy and power companies, and excluding transactions with a premium above 100% or below (100%).”

(6)       On page 30, replacing the first two sentences of the second paragraph under the header “Opinion of the Company’s Financial Advisor ─ Miscellaneous” with the following:

“Except for its engagement by the Special Committee, FT Partners has not provided other financial advisory or financing services to (or otherwise received fees from) the Company, Parent and their affiliates in the two-year period prior to the date of its opinion. FT Partners may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent and their respective affiliates, for which FT Partners would expect to receive compensation. No agreement or arrangement with respect to such future financial advisory and financing services exists as of the date hereof, or existed as of the date of FT Partners’ opinion.”

(7)       On page 31, replacing the table under the header “Certain Projections ─ Important Information Concerning the Projections” with the following:

	2018 (estimated)		2019 (estimated)	2020 (estimated)	2021 (estimated)	2022 (estimated)	2023 (estimated)
Net Revenue(1)	$65,929		79,082	93,573	107,244	124,577	144,710
Cost of Processing Revenue	$36,042		42,667	48,992	55,422	62,203	69,461
Gross Profit	$29,887		36,415	44,581	51,822	62,374	75,249
SG&A Expenses	$22,073		24,284	26,981	29,774	33,121	38,684
EBITDA(2)	$7,814		12,131	17,600	22,048	29,253	36,566
Net Income (Loss)(3)	$803		5,184	11,031	15,847	23,169	30,567
Unlevered Free Cash Flow(4)	$-	(5)	9,690	14,982	19,261	21,094	25,321

(1)	Net of interchange, dues and assessments.

(2)	Earnings before interest, taxes, depreciation or amortization. Includes add-back for non-cash stock compensation and employee stock purchase plan.

(3)	Excludes net operating loss utilization.

(4)	Unlevered free cash flow is equal to EBITDA, less non-cash stock compensation costs, capital expenditures, changes in working capital and taxes.

(5)	A calculation of unlevered free cash flow was not prepared for this period.

(8)       On page 31, replacing the first paragraph under the header “Certain Projections ─ Additional Information Concerning the Projections” with the following sentence:

“The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Projections that were provided to the Special Committee and the Board, potential acquirers and FT Partners, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender his, her or its Common Shares or Preferred Shares into the Offer or for any other purpose. The Projections were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. In addition, certain of the projected financial information set forth above, such as EBITDA and unlevered free cash, are non-GAAP financial measures. The non-GAAP financial measures in the Projections were relied upon by FTP Securities for purposes of its opinion and by the Special Committee in connection with its consideration of the Transactions. Reconciliations of the non-GAAP financial measures in the Projections were not relied upon by FTP Securities for purposes of its opinion or by the Special Committee in connection with its consideration of the transactions contemplated by the Merger Agreement. Accordingly, a reconciliation is not provided of the non-GAAP financial measures included in the Projections to the relevant GAAP financial measures.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 2 is true, complete and correct.

JETPAY CORPORATION

Dated: November 27, 2018	By:	/s/ Gregory M. Krzemien
	Name:	Gregory M. Krzemien
	Title:	Chief Financial Officer